UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-39978

CN Energy Group. Inc.

Building 1-B, Room 303, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province 323010

The PRC

+86-571-87555823

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 10, 2021, Network 1 Financial Securities, Inc., as the representative of the underwriters in the initial public offering (the “IPO”) of CN Energy Group. Inc. (the “Company”) exercised in full its option to purchase 750,000 additional ordinary shares at a price of $4.00 per share. The closing of the sale of the over-allotment shares took place on February 17, 2021. Gross proceeds of the IPO of the Company, including proceeds from the sale of the over-allotment shares, totaled $23 million, before deducting underwriting discounts and other related expenses.

The Company issued a press release on February 17, 2021 announcing the full exercise of the underwriters’ over-allotment option. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: February 17, 2021	By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release on Full Exercise of the Underwriters’ Over-Allotment Option